Exhibit 10.2

EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT (“Agreement”) is made as of the 2nd day of September, 2019 by and between APi Group, Inc., a Minnesota Corporation (“APi”), J2 Acquisition Limited, a British Virgin Islands business company (“J2” or the “Company”) and Thomas Lydon (“Executive”).

WHEREAS, Executive currently serves as the Executive Vice President and Chief Financial Officer of APi and the Company desires to employ the Executive as Executive Vice President and Chief Financial Officer of the Company and APi, effective as of the date on which the transactions contemplated by that certain Business Combination Agreement (the “BCA”) dated as of the date hereof by and among APi, J2 and the other parties thereto, are completed (the “Effective Date”), and Executive desires to accept such employment under the terms and conditions hereof.

NOW, THEREFORE, in consideration of the promises and the mutual agreements contained herein, the Company and Executive hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. As used herein, the following terms shall have the following meanings.

(a) “Benefit Continuation” means, subject to the continued co-payment of premiums by Executive, the continued participation for Executive and his eligible dependents in the Company’s Benefit Plans, upon the same terms and conditions in effect from time to time for active employees of the Company, as determined in good faith by the Company.

(b) “Benefit Plans” means all medical and dental benefit plans of the Company and any group life insurance, group accident insurance and group disability insurance plans of the Company, in each case, as may be in effect from time to time.

(c) “Board” means the board of directors of the Company.

(d) “Cause” means any of the following:

(i) the willful and continuous failure by Executive to substantially perform Executive’s duties with the Company or any member of the Company Group (other than any such failure resulting from Executive’s incapacity due to physical or mental illness) within ten (10) days after a written demand for substantial performance is delivered to Executive by the Board which specifically identifies the manner in which the Board believes that Executive has not substantially performed Executive’s duties,

(ii) misconduct or gross negligence by Executive provided (A) the Board has determined that the resulting harm to the Company from Executive’s misconduct or gross negligence cannot be adequately remedied, or (B) Executive fails to correct any resulting harm to the Company within ten (10) days after a written demand for correction is delivered to Executive by the Board which specifically identifies both the manner in which the Board believes that Executive has engaged in misconduct or gross negligence and an appropriate method of correcting any resulting harm to the Company,

(iii) Executive’s conviction of or the entering of a plea of guilty or nolo contendere to the commission of a felony, or

(iv) fraud, embezzlement, or theft, against the Company Group, or a willful material violation by Executive of a policy or procedure of the Company Group, resulting, in any case, in economic harm to the Company Group.

(e) “Change in Control” means, after the Effective Date, a Change in Control as defined in the Equity Plan.

(f) “COBRA” means the continuation coverage requirements for “group health plans” under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, including codifications and rules thereunder and successor provisions and rules thereto.

(g) “Code” means the Internal Revenue Code of 1986, as amended, and the regulations and other guidance promulgated by the Treasury Department and the Internal Revenue Service thereunder.

(h) “Company Group” means the Company, together with any direct or indirect parent and subsidiary of the Company, as well as any business, corporation, partnership, limited liability company or other entity designated by the Board in which the Company or a subsidiary holds a controlling ownership interest, directly or indirectly.

(i) “Confidential Information” as used in Sections 2.5, 2.6 and 2.7 of this Agreement, means all confidential and proprietary information, data, documents, records, materials, and other trade secrets and/or other proprietary business information of the Company Group that is not readily available to competitors, outside third parties and/or the public, including without limitation, data, designs, plans, notes, memoranda, work sheets, formulas, processes, patents, pricing, production methods and techniques, financial information and information about (i) current or prospective customers and/or suppliers and customer and supplier lists; (ii) employees, research, goodwill, production, prices, costs, margins, and operating unit financial performance, salaries and expertise, customer preferences, contact information, key contacts, credit and purchasing history, and purchasing requirements and preferences; (iii) business methods, processes, practices or procedures; (iv) computer software and technology development; and (v) marketing, pricing strategies, business plans, and business strategy, including acquisition, merger and/or divestiture strategies.

(j) “Customer” means any Person or entity to whom the Company Group has sold any products (i) in the case of on-going employment, during the twenty-four (24) calendar months immediately preceding any dispute under Section 2.6 of this Agreement, and, (ii) in the case of the employment having ended, the twenty-four (24) calendar months preceding Executive’s termination of employment.

(k) “Disability” means Executive’s inability, or failure, to perform the essential functions of his position, with or without reasonable accommodation, for any period of six (6) months or more in any twelve (12) month period, by reason of any medically determinable physical or mental impairment.

(l) “Equity Plan” means that certain 2019 Equity Incentive Plan adopted by the Company, as may be amended from time to time.

(m) “Good Reason” means the occurrence of one or more of the following conditions without the consent of Executive:

(i) a material diminution in Executive’s authority, duties, or responsibilities;

(ii) any action or inaction that constitutes a material breach by the Company of this Agreement; or

(iii) a material diminution in the Executive’s Base Salary, Annual Bonus opportunity or Annual LTI Amount.

In order for a termination of employment to be on account of “Good Reason”, Executive must provide the Company with a written notice within ninety (90) days of the initial existence of a condition constituting Good Reason, must afford the Company thirty (30) days in which to remedy the condition, and if no such cure has been effectuated, must terminate employment within six (6) months of the initial existence of the identified condition constituting Good Reason.

(n) “Person” means an individual, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof.

(o) “Potential Customer” means any Person or entity who, during the applicable twenty- four (24) month period described above in Section 1.1(j) of this Agreement, has (i) been involved in discussions or negotiations with the Company Group for products sold by the Company Group; (ii) initiated contact with the Company Group in order to obtain information regarding products sold by the Company Group; (iii) been the subject of personal contacts by Executive and/or any other employee of the Company Group for purposes of soliciting business for the Company Group; or (iv) been the subject of efforts by the Company Group to gather, learn or evaluate information which may help the Company Group obtain any future order from such Person or entity.

(p) “PPACA” means the Patient Protection and Affordable Care Act of 2010 and the related regulations and guidance promulgated thereunder.

(q) “Termination Date” means the date on which the Employment Period ends hereunder.

ARTICLE II

EMPLOYMENT

2.1 Employment. Company agrees to employ Executive and Executive hereby accepts such employment with the Company, upon the terms and conditions set forth in this Agreement, for an indeterminate term as an employee at will subject to the supervision, will and pleasure of the Board until such termination occurs in accordance with Section 2.4 hereof (the “Employment Period”).

2.2 Position and Duties.

(a) During the Employment Period, Executive shall serve as the Executive Vice President and Chief Financial Officer of the Company. As Executive Vice President and Chief Financial Officer, Executive’s duties shall be as may be prescribed by the Company’s by-laws and as may be assigned by the Chief Executive Officer of the Company (the “CEO”) from time to time, commensurate with Executive’s positions. Executive shall report to the CEO and to the Board.

(b) Executive shall devote his best efforts and his full business time and attention (except for permitted vacation periods and reasonable periods of illness or other incapacity) to the business and affairs of the Company Group. The Executive shall perform his duties and responsibilities to the best of his abilities in a diligent, trustworthy, businesslike and efficient manner. In the performance of his duties hereunder, Executive shall at all times report and be subject to the lawful direction of the Board and perform his duties hereunder subject to and in accordance with the resolutions or any other determinations of the Board and the governing documents of the Company (and if applicable, member of the Company Group) and applicable law. During the Employment Period, Executive shall not become an employee of any Person or entity other than any member of the Company Group nor engage in any other business or occupation including, without limitation, any activity that (i) conflicts with the interests of the Company Group, (ii) interferes with the proper and efficient performance of his duties for the Company Group, or (iii) interferes with the exercise of his judgment in the best interests of the Company Group. Notwithstanding the foregoing, this section shall not be construed to prohibit Executive from serving on the board of directors of the companies and charities listed on Schedule 1 attached hereto an incorporated herein, as such schedule may be updated from time to time by mutual agreement of the Chairman of the Board and Executive.

2.3 Base Salary, Bonus, Long Term Incentives and Benefits.

(a) Base Salary. Subject to the terms of this Agreement, in consideration of Executive’s agreements contained herein, for each fiscal year of the Company during the Employment Period, Executive shall receive a Base Salary at an annual rate of Eight Hundred and Twenty-Five Thousand Dollars and No Cents ($825,000.00) (“Base Salary”), with such Base Salary payable in installments consistent with the Company’s normal payroll schedule, subject to applicable withholding and other taxes. Executive’s Base Salary in subsequent fiscal years may be subject to adjustment pursuant to Section 2.3(i) hereof and any increase is such amount shall become the Base Salary under this Section 2.3(a).

(b) Bonus Plan. During the Employment Period, Executive shall be eligible to receive an annual bonus (an “Annual Bonus”) under, the Company’s annual incentive compensation plan, program and/or arrangements applicable to senior-level executives as established and modified from time to time by the Compensation Committee of the Board within its sole discretion. For the fiscal year commencing January 1, 2020 and each fiscal year thereafter, Executive shall have a target bonus opportunity equal to 100% of his current Base Salary (typically based on achieving the financial budget for that year) and a maximum bonus opportunity under such plan or program equal to 200% of his current Base Salary (typically based on exceeding the financial budget by 10-15% for that year) with a straight line pro rata between Target and Maximum Bonus, in each case, the exact performance criteria to be established by the Compensation Committee of the Board within the first three (3) months of each fiscal year. Payment of Annual Bonuses, if any, to Executive shall be made in the fiscal year immediately following the fiscal year to which the Annual Bonus relates, in the same manner and at the same time that other senior-level executives receive their annual incentive compensation awards.

(c) 2019 Bonus. On the Effective Date hereof, APi will pay Executive a transaction bonus, in a lump sum cash payment, in an amount equal to Three Hundred and Fifty Thousand Dollars and No Cents ($350,000.00), subject to applicable income and employment withholding and other taxes. The Executive will also be eligible to receive a full year bonus for the fiscal year ending December 31, 2019 in an amount equal to One Hundred and Fifty Thousand Dollars and No Cents ($150,000.00), provided that APi achieves a minimum of $400 million of Adjusted EBITDA for such 2019 fiscal year (the “2019 EBITDA Bonus”). For purposes of this calculation, “Adjusted 2019 EBITDA” means the Company Group’s EBITDA for the 2019 fiscal year as calculated (including adjustments) consistent with the calculation of the projected EBIDTA prepared in connection with the transaction contemplated by the BCA. If earned, the 2019 EBITDA Bonus shall be paid to Executive in a lump sum cash payment, subject to applicable income and employment withholding and other taxes, during the first two-and-one half months of fiscal year 2020. No 2019 EBITDA Bonus will be paid if Adjusted 2019 EBITDA is below $400 million.

(d) Initial Long Term Incentive Award. As soon as administratively practicable after the Effective Date of this Agreement, and in partial consideration for the same, Executive shall be granted a restricted stock unit award under the Equity Plan with respect to One Hundred and Fifty Thousand (150,000) shares of the common stock of the Company (the “Initial Grant”), which will vest pursuant to the terms of the restricted stock unit award agreement in three equal instalments on the first, second and third anniversary dates from the Effective Date, and subject to such additional terms and conditions as are determined by the Compensation Committee of the Board and set forth in a restricted stock unit award agreement to be entered into by and between the Company and Executive, a copy of which has been provided to Executive prior to the date of this Agreement.

(e) Annual LTI Awards. During the Employment Period, effective as of the first business day on or after January 1, 2021 and effective as of the first business day of each fiscal year thereafter, Executive shall be eligible to participate in the Equity Plan and any other long-term incentive plan, program and/or arrangements applicable to senior-level executives as established and modified from time to time by the Compensation Committee of the Board, within its sole discretion. So long as Executive continues to be employed with the Company as of the applicable grant dates, Executive will be awarded time and/or performance based long term compensation awards under the Equity Plan and/or such other plans, programs or arrangements (each an “LTI Award”) having a grant date value of not less than 185% of his then current Base Salary (the “Annual LTI Amount”). The Annual LTI Amount shall be granted in the form of stock options, restricted stock units, performance shares or other forms of equity or long-term incentive as determined by the Compensation Committee of the Board and on terms to be specified by the Compensation Committee of the Board in its discretion.

(f) Benefits. During the Employment Period, Executive shall be entitled to participate in all medical, dental, hospitalization, accidental death and dismemberment, disability, travel and life insurance plans, and any and all other plans as are presently and hereinafter offered by the Company to all of its executive personnel, including savings, pension, profit-sharing and deferred compensation plans, subject to the general eligibility and participation provisions set forth in such plans. In addition, Executive will be entitled to 200 hours total paid time off annually (excluding fixed company holidays). The Company will reimburse the Executive for all reasonable business expenses incurred, including dues for the organizations and associations, if any, and other items listed on Schedule 2, as such schedule may be updated from time to time by mutual agreement of the Chairman of the Board and Executive.

(g) Office Location. During the Employment Period, Executive shall be based at the Company’s Minneapolis head office, or such other location that may be mutually agreed between the parties, and shall travel as necessary to perform his duties hereunder.

(h) Indemnification. On the Effective Date, the Company and Executive shall enter into the Company’s standard Indemnification Agreement.

(i) Annual Review. Notwithstanding anything to the contrary in this Agreement, during the Employment Period, Executive’s Base Salary, Annual Bonus and long-term incentive opportunity shall be reviewed and set annually by the Compensation Committee of the Board, within its sole discretion.

2.4 Termination.

(a) General. The Employment Period shall terminate upon the earliest to occur of (i) Executive’s death, (ii) a termination by the Company by reason of Executive’s Disability, (iii) a termination by the Company with or without Cause, or (iv) a termination by Executive with or without Good Reason. Upon any termination of Executive’s employment for any reason, except as may otherwise be requested by the Company in writing and agreed upon in writing by Executive, Executive shall resign from any and all directorships, committee memberships or any other positions Executive holds with the Company Group.

(b) Termination for Cause or Voluntary Termination. If Executive is terminated by the Company for Cause or if the Executive voluntarily terminates his employment without Good Reason, the Executive shall be entitled only to his accrued yet unpaid Base Salary through the Termination Date, payable as and when such accrued Base Salary would otherwise be payable and vested employee benefits in accordance with the terms of the applicable plan or program. Other than as specifically set forth in this Section 2.4(b), the Company shall have no further liability or obligation hereunder after the Termination Date.

(c) Termination Without Cause or for Good Reason.

(i) Except as set forth in Section 2.4(h) of this Agreement, if the Executive is involuntarily terminated by the Company without Cause or terminates his employment for Good Reason, the Executive shall be entitled to all previously earned and accrued but unpaid Base Salary up to the Termination Date, payable as and when such accrued Base Salary would otherwise be payable, and any unpaid Annual Bonus with respect to any completed fiscal year which has not been paid as of the Termination Date, payable at the time the Company pays the Annual Bonus to the other Bonus Plan participants. Executive shall also be entitled to vested employee benefits in accordance with the terms of the applicable plan or program.

(ii) Provided the Executive has executed and not revoked the General Release referred to in Section 2.4(j) below and provided that Executive complies with Sections 2.5, 2.6 and 2.7 below, Executive shall also be entitled to:

(1) severance pay (the “Severance Amount”) equal to (x) two (2) times his annual Base Salary as in effect under Section 2.3(a) payable in equal installments over a 24-month period (the “Severance Period”) on the dates on which the Executive’s Base Salary would have otherwise been paid if Executive’s employment had continued, with the first payment being made on the first payroll date occurring on or after Payment Commencement Date described in Section 2.4(l) below, and (y) two (2) times his Target Bonus Amount as in effect under Section 2.3(b), payable in two (2) annual installments during the Severance Period on the dates when the Company pays or would have paid annual bonuses to the Bonus Plan participants, in each case, less applicable income and employment tax withholdings. Solely for purposes of this Section 2.4(c)(ii)(1) and Section 2.4(h)(ii) below, the Company and Executive agree that the Executive’s Target Bonus Amount for fiscal year 2019 shall be 100% of Executive’s Base Salary; and

(2) an amount equal to the product of (A) the Executive’s Annual Bonus for the year in which the Termination Date occurs determined in accordance with the Bonus Plan in a manner consistent with that applicable to other senior executives in the Bonus Plan generally (provided that any individual performance modifier thereunder (if applicable) shall be deemed satisfied at 100%), multiplied by (B) a fraction, (1) the numerator of which is the number of days elapsed in the performance year as of the date of termination, and (2) the denominator of which is 365 (the “Pro Rata Bonus”), which Pro Rata Bonus shall be paid at the same time that the Annual Bonus is paid to other participants in Bonus Plan generally in respect of the applicable performance year, but in no event later than the last day of the year immediately following the year in which the Termination Date occurs.

(iii) Notwithstanding anything to the contrary in this Agreement, in the event that Executive is determined to be a “specified employee” in accordance with Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), and the regulations and other guidance issued thereunder for purposes of any Severance Amounts under this Section 2.4(c), such

Severance Amounts and Pro Rata Bonus shall begin on or be payable on the first payroll date that is more than six (6) months following the date of separation from service, but only to the extent that such payments do not satisfy either the short term deferral exception to Code Section 409A described in 26 CFR § 1.409A-1(b)(4) (“Short Term Deferral Exception”) or, to the extent such payments do not satisfy the Short Term Deferral Exception, the involuntary termination exception to Code Section 409A described in 26 CFR § 1.409A-1(b)(9). At all times, the right to all such installment payments made under this subsection (c) shall be treated as the right to a series of separate payments within the meaning of 26 CFR § 1.409A-2(b)(2)(iii). In the event that a termination of employment occurs on or after December 1st of a calendar year that would entitle the Executive to Severance Amounts under Section 2.4(c)(i) above, and such Severance Amounts are payable prior to the first payroll date that is more than six months following the date of separation from service, such severance benefits shall commence no earlier than the first payroll date in the following calendar year and within 90 days after such separation from service. Any amount that (i) is payable upon termination of Executive’s employment with the Company under any provision of this Agreement, and (ii) is subject to the requirements of Section 409A, shall not be paid unless and until the Executive has Separated from Service as defined in in Treasury Regulation Section 1.409A-1(h).

(d) No Mitigation. To the extent that Executive shall receive compensation for personal services from employment other than with the Company subsequent to a termination of Executive’s employment with the Company, the amounts so earned shall not be offset against the amounts (if any) due under this Agreement following Executive’s termination of employment.

(e) Severance Forfeiture. Executive agrees that Executive shall be entitled to the Severance Amount and the Pro Rata Bonus as set forth in this Section 2.4(c) only if Executive does not breach the provisions of the General Release, the Non-Compete or other material terms of this Agreement at any time during the period for which such payments are to be made. The Company’s obligation to make such payments will terminate upon the occurrence of any material breach during the Severance Period.

(f) No Additional Severance. Executive hereby agrees that no severance compensation of any kind, nature or amount shall be payable to Executive, except as expressly set forth in this Section 2.4 and Executive hereby irrevocably waives any claim for any other severance compensation.

(g) Death or Disability. The Company’s obligation under this Agreement terminates on the last day of the month in which the Executive’s death occurs or on the date of termination of employment on account of Executive’s Disability. The Company shall pay to Executive or the Executive’s estate all previously earned and accrued but unpaid Base Salary up to such Termination Date, payable as and when such accrued Base Salary would otherwise be payable. Executive (or his estate) shall also be paid a Pro Rata Bonus for the year of termination, payable as and when the Annual Bonus would otherwise have been paid had the Executive’s employment not been terminated. Thereafter, Executive or his estate shall not be entitled to any further Base Salary, Annual Bonus or benefits for that year or any subsequent year, except as may be provided in an applicable benefit plan or program.

(h) Change in Control of the Company. If Executive’s employment is terminated either by the Company without Cause or by Executive for Good Reason during the two (2) year period immediately following the Change in Control (a “Qualifying Termination”), then in lieu of any amounts otherwise payable under Section 2.4(c) hereof, Executive shall be entitled to the following, subject to Executive’s execution and non-revocation of the General Release referred to in Section 2.4(j) below and subject to Executive’s compliance with Sections 2.5, 2.6 and 2.7 below:

(i) all previously earned and accrued but unpaid Base Salary and Annual Bonus up to the Termination Date, payable as and when such amounts would be payable had Executive’s employment not terminated and Executive shall be entitled to vested benefits and other amounts in accordance with the terms of the applicable plan or program;

(ii) an amount equal to two (2) times the sum of (A) Executive’s then Base Salary under Section 2.3(a) immediately prior to the Termination Date, and (B) Executive’s Target Bonus Amount as in effect under Section 2.3(b) for the year in which the Termination Date occurs, in each case assuming for this purpose attainment of 100% of any applicable target (collectively, the “Compensation Incentive Amount”), payable in a lump sum cash payment on the sixty first (61st) day after the Termination Date;

(iii) Benefit Continuation for eighteen (18) months, which shall be provided concurrently with any health care benefit required under COBRA; provided, however, that if the Company’s providing Benefit Continuation would violate the non-discrimination rules applicable to non-grandfathered plans, or would result in the imposition of penalties under applicable rules, the Company shall have the right to amend this Section 2.4(h)(iii) in a manner it determines, in its sole discretion, to comply with the PPACA;

(iv) to the extent not provided in an applicable LTI Award, full vesting and payment of all outstanding LTI Awards subject solely to time-based vesting and full vesting and payment of all LTI awards subject to performance-vesting at the greater of target or actual performance;

(v) reasonable legal fees and related expenses incurred by Executive: (A) as a result of the Qualifying Termination; (B) in seeking to obtain or enforce any right or benefit provided by this Agreement (including all fees and expenses and/or arbitration administrative costs, if any, incurred in contesting or disputing any such termination or incurred by the Executive in seeking advice in connection therewith); and/or (C) in seeking in good faith to obtain or enforce any benefit or right provided by this Agreement or in connection with any tax audit or proceeding to the extent attributable to the application of Section 4999 of the Code, and any payment or benefit provided hereunder; and

(vi) the Company shall make available to Executive, at the Company’s expense, outplacement counseling. Executive may select the organization that will provide the outplacement counseling; provided, however, that the Company’s obligation to provide such benefits shall be limited to reasonable expenses. This counseling must be used, if at all, no later than the end of the first calendar year after the year of the Termination Date.

Notwithstanding the foregoing, in consideration of the covenants under this Agreement and as a condition precedent to receiving any payments under this Section 2.4(h), Executive agrees to the execution and non-revocation of the General Release, as in effect immediately prior to a Change in Control, within sixty (60) days of the date of the Qualifying Termination or Change in Control, whichever applicable. If the sixty (60) day period spans over two (2) calendar years, any payments must be made in the later taxable year.

(i) Cap on Certain Payments by the Company; Payment Procedures. Notwithstanding any provision in this Agreement, in the event that any payment or benefit of any type by the Company to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (all such payments and benefits, including, without limitation, the Compensation Incentive Amount, being hereinafter referred to as the “Total Payments”), would exceed the greatest amount that could be paid to Executive without Executive incurring an excise tax imposed by Section 4999 of the Code (or any similar tax that may be imposed), then the Total Payments to Executive under this Agreement (or any other employee plan, program, agreement or other arrangement) shall be reduced (or appropriately adjusted) to the maximum amount which may be paid without Executive becoming subject to such excise tax, but only if the net after-tax proceeds of such reduced amount would be greater than the net after-tax proceeds (taking into account the excise tax) of the unreduced Total Payments. If a reduction in the Total Payments is required under this Section 2.4(i), the Total Payments shall be reduced by the Company in its reasonable discretion in the following order: (i) reduction of any cash payment; (ii) reducing of vesting acceleration of equity awards; and (iii) reduction of other benefits paid or provided. In the event that acceleration of vesting of equity awards is to be reduced, such acceleration of vesting will be cancelled in the reversed order of the dates of grant for the equity awards. If two or more equity awards are granted on the same date, each award will be reduced on a pro-rata basis. Executive shall be advised of the determination as to which compensation will be reduced and the reasons therefor, and Executive and his advisors will be entitled to present information that may be relevant to that determination. In no event will the Company pay any excise tax imposed by Section 4999 of the Code or otherwise on behalf of Executive. No amounts or benefits which constitute nonqualified deferred compensation subject to Section 409A of the Code shall be forfeited or reduced pursuant to this Section 2.4(i) until all amount and benefits not subject to Section 409A of the Code have been forfeited, and reduction or forfeiture of amounts subject to Section 409A of the Code shall be made first (to the extent necessary) out of payments and benefits which are due at the latest future date.

For purposes of determining whether any of the Total Payments will be subject to the Excise Tax and the amount of such excise tax: (A) all Total Payments shall be treated as “parachute payments” within the meaning of Section 280G(b)(2) of the Code, and all “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code shall be treated as subject to the excise tax, unless, and except to the extent that, in the written opinion of independent compensation consultants, counsel or auditors of nationally recognized standing (the “Independent Auditors”) selected by the Company and reasonably acceptable to Executive, the Total Payments and benefits (in whole or in part) do not constitute parachute payments, or such excess parachute payments (in whole or in part) represent reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the Code in excess of the base amount within the meaning of Section 280G(b)(3) of the Code or are otherwise not subject to the excise tax, and (B) the value of any non-cash benefits or any deferred payment or benefit shall be determined by the Independent

Advisors in accordance with the principles of Section 280G(d)(3) and (4) of the Code. For purpose of determining the amount of the net after-tax proceeds of the reduced and unreduced Total Payments pursuant to this Section 2.4(i), Executive shall be deemed (I) to pay federal income and employment taxes at the applicable rates of federal income and employment taxation for the calendar year in which the compensation would be payable; and (II) to pay any applicable state or local income taxes at the applicable rates of taxation for the calendar year in which the compensation would be payable taking into account any effect on federal income taxes from payment of state and local income taxes.

(j) General Release. Any payments due to Executive under this Section 2.4 (other than the earned and accrued obligations on any payments due on account of Executive’s death) shall be conditioned upon Executive’s execution of a general release of claims in the form attached hereto as Exhibit A (subject to such modifications as the Company reasonably may request) that becomes irrevocable within sixty (60) days of the Termination Date. Payment of any amounts subject to Executive’s release shall be delayed until the 61st day following the Termination Date (the “Payment Commencement Date”) and any payments that are so delayed shall be paid on the Payment Commencement Date. If the sixty (60) day period following the Termination Date overlaps two calendar years, then if and to the extent required to comply with Section 409A of the Code, any payment due to Executive under this Section 2.4 shall not be made on or before the January 1 of the second overlapped year. If the foregoing release is executed and delivered and no longer subject to revocation as provided in the preceding sentence, then the following shall apply:

(i) To the extent any such cash payment or continuing benefit to be provided is not “deferred compensation” for purposes of Section 409A, then such payment or benefit shall commence upon the first scheduled payment date immediately after the date the release is executed and no longer subject to revocation (the “Release Effective Date”). The first such cash payment shall include payment of all amounts that otherwise would have been due prior to the Release Effective Date under the terms of this Agreement had such payments commenced immediately upon the Termination Date, and any payments made thereafter shall continue as provided herein. The delayed benefits shall in any event expire at the time such benefits would have expired had such benefits commenced immediately following the Termination Date.

(ii) To the extent any such cash payment or continuing benefit to be provided is “deferred compensation” for purposes of Section 409A of the Code, then such payments or benefits shall be made or commence upon the sixtieth (60) day following the Termination Date. The first such cash payment shall include payment of all amounts that otherwise would have been due prior thereto under the terms of this Agreement had such payments commenced immediately upon the Termination Date, and any payments made thereafter shall continue as provided herein. The delayed benefits shall in any event expire at the time such benefits would have expired had such benefits commenced immediately following the Termination Date.

All payments shall be subject to deductions for customary withholdings, including without limitation, federal and state withholding taxes and social security taxes. If Executive dies during the Severance Period, any remaining Severance Amounts shall be paid to his surviving spouse, or if there is no surviving spouse, to his estate.

2.5 Confidential Information.

(a) Executive recognizes that the Company Group is engaged in the business of (i) life safety design and installation, inspection services, repair services, and retrofits and upgrades; (ii) industrial and specialty contracting end-to-end solutions, consisting of contracting, maintenance, and retrofit services; (iii) energy and infrastructure services consisting of new projects, ongoing integrity and management services, project management, fiber optic inspection, and training; and (iv) infrastructure services consisting of installation, maintenance, and repair of above and underground electric, gas, water, sewer, communication infrastructure and diversified civil construction services (collectively, the “Company’s Business”), which business requires for its successful operation the fullest security of its Confidential Information of which Executive will acquire knowledge during the course of his employment.

(b) Executive shall use his best efforts and diligence both during and after his employment with the Company, regardless of how, when or why Executive’s employment ends, to protect the confidential, trade secret and/or proprietary character of all Confidential Information. Executive shall not, directly or indirectly, use (for himself or another) or disclose any Confidential Information, for so long as it shall remain proprietary or protectable as confidential or trade secret information, except as may be necessary for the performance of Executive’s duties for the Company.

(c) Executive shall promptly deliver to the Company, at the termination of the Employment Period or at any other time at the Company’s request, without retaining any copies, whether in written form or in any technological form, all documents, information and other material in Executive’s possession or control containing, reflecting and/or relating, directly or indirectly, to any Confidential Information.

(d) Executive’s obligations under this Section 2.5 shall also extend to the confidential, trade secret and proprietary information learned or acquired by Executive during his employment from others with whom the Company Group has a business relationship.

(e) Permitted disclosures. Nothing in this Agreement shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation, or order. Executive shall promptly provide written notice of any such order to an authorized officer of the Company Group.

(f) Notice of Immunity Under the Economic Espionage Act of 1996, as amended by the Defend Trade Secrets Act of 2016. Notwithstanding any other provision of this Agreement:

(i) Executive will not be held criminally or civilly liable under any federal or state trade secret law for any disclosure of a trade secret that is made: (1) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and solely for the purpose of reporting or investigating a suspected violation of law; or (2) in a complaint or other document that is filed under seal in a lawsuit or other proceeding; and

(ii) if Executive files a lawsuit for retaliation by the Company Group for reporting a suspected violation of law, Executive may disclose the Company’s trade secrets to Executive’s attorney and use the trade secret information in the court proceeding if Executive (1) files any document containing the trade secret under seal; and (2) does not disclose the trade secret, except pursuant to court order.

2.6 Competitive Activity.

(a) Executive shall not, directly or indirectly (whether as owner, partner, consultant, employee or otherwise), at any time during his employment with the Company and for a period of two (2) years following his employment with the Company, regardless of how, when or why Executive’s employment terminates, (i) engage in or invest in any business that is engaged in any work or activity that involves a product, process, service or development which is then competitive with and the same as or similar to a product, process, service or development on which Executive worked or with respect to which Executive had access to Confidential Information while with the Company, or (ii) otherwise compete against the Company’s business, except for ownership of no more than 2% of the debt or equity securities of corporations listed on a registered securities exchange; provided, however, that a business in which Executive is directly or indirectly engaged shall not be deemed to be in competition with the Company if (i) no more than 10% of the annual consolidated revenues of such business (based upon its most recently completed fiscal year) are attributable to one or more business activities (“Incidental Competitive Activity”) that are in competition with business the Company’s business and (ii) the Executive is not engaged, directly or indirectly, in such Incidental Competitive Activity and has no direct or indirect responsibility for, or oversight of, such Incidental Competitive Activity.

(b) Following expiration of the two (2) year period in Section 2.6(a) of this Agreement, Executive shall continue to be obligated under Section 2.5 of this Agreement not to use or to disclose Confidential Information so long as it shall remain proprietary or protectable as confidential or trade secret information.

(c) Following termination of Executive’s employment with the Company for any reason, Executive agrees to advise the Company of his new employer, work location and job responsibilities within ten (10) days after accepting new employment if such new employment commences within two (2) years following the termination of the Executive’s employment with the Company. Executive further agrees to keep the Company so advised of any change in his employment for two (2) years following the termination of his employment with the Company.

(d) Executive understands that the intention of Sections 2.5 and 2.6 of this Agreement is not to prevent the Executive from earning a livelihood and Executive agrees nothing in this Agreement would prevent Executive from earning a livelihood utilizing his general professional or technical skills in any business which is not directly or indirectly in competition with the Company Group.

(e) Executive agrees that during his employment with the Company and for a period of two (2) years following the termination of Executive’s employment, regardless of how, when or why employment ceased, Executive shall not in any manner or in any capacity, directly or indirectly, for himself or any other Person or entity, actually or attempt to: (i) solicit, contact or do business with any Customer or Potential Customer of the Company Group for the purpose of selling any products competitive with products sold by the Company Group, or otherwise divert, interfere with or take away any Customer or Potential Customer of the Company Group or the business of any such Customer or Potential Customer; or (ii) divert or interfere with the Company Group’s relationship with any Customer or supplier of the Company Group.

(f) During Executive’s employment with the Company and for a period of two (2) years following the termination of Executive’s employment, regardless of how, why or when employment ceased, Executive shall not, directly or indirectly, solicit for employment, hire or offer employment to, or otherwise aid or assist (by disclosing information about employees or otherwise) any other Person or entity other than the Company Group in soliciting for employment, hiring or offering employment to, any employee of the Company Group.

(g) In addition to any other remedies available to Company, including but not limited to injunctive relief as specified in Section 3.12 below, Executive’s material breach of Section 2.6 of this Agreement shall relieve the Company of its obligations (if any) to pay any further Severance Amounts or Pro Rata Bonus under this Agreement.

2.7 Ideas, Inventions and Discoveries.

(a) Executive shall promptly disclose to the Company any ideas, inventions or discoveries, whether or not patentable, which Executive may conceive or make (alone or with others) during the Employment Period, whether or not during working hours, and which, directly or indirectly (i) relate to matters within the scope of Executive’s duties or field of responsibility during Executive’s employment with the Company; or (ii) are based on Executive’s knowledge of the actual or anticipated business or interest of the Company Group; or (iii) are aided by the use of time, materials, facilities or information of the Company Group.

(b) Executive hereby assigns to the Company or its designee, without further compensation, all of the right, title and interest in all such ideas, inventions or discoveries in all countries of the world except for patents currently held by Executive developed outside of employment with the Company.

(c) Without further compensation but at the Company’s expense, Executive shall give all testimony and execute all patent applications, rights of priority, assignments and other documents and in general do all lawful things requested of Executive by the Company to enable the Company Group to obtain, maintain and enforce protection of such ideas, inventions and discoveries for and in the name of the Company or its designee, as the case may be, in all countries of the world. However, should Executive render any of the services in this Section 2.7(c) during a two (2) year period following termination of Executive’s employment, Executive shall be compensated at a rate per hour equal to the Base Salary Executive received from the Company at the time of termination and shall be reimbursed for reasonable out-of-pocket expenses incurred in rendering the services.

ARTICLE III

MISCELLANEOUS

3.1 Executive’s Representations. Executive hereby represents and warrants to the Company that (i) Executive’s execution, delivery and performance of this Agreement do not and shall not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which Executive is a party or by which he is bound, (ii) Executive is not a party to or bound by any employment agreement, noncompete agreement or confidentiality agreement with any other Person or entity and (iii) upon the execution and delivery of this Agreement by the Company, this Agreement shall be the valid and binding obligation of Executive, enforceable in accordance with its terms. Executive hereby acknowledges and represents that he fully understands the terms and conditions contained herein.

3.2 Survival. Sections 2.5, 2.6 and 2.7 and Sections 3.3 through 3.12 shall survive and continue in full force in accordance with their terms notwithstanding any termination of the Employment Period.

3.3 Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when delivered personally, mailed by certified or registered mail, return receipt requested and postage prepaid, or sent via a nationally recognized overnight courier, or sent via facsimile to the recipient. Such notices, demands and other communications will be sent to the address indicated below:

To the Company:	J2 Acquisition Limited c/o Mariposa Capital, LLC 500 South Pointe Drive Suite 240 Miami Beach, FL 33139 Attention: Martin E. Franklin Email: mfranklin@marcapllc.com

Copy (which will not constitute notice) to:

Greenberg Traurig, P.A.
401 East Las Olas Boulevard
Suite 2000
Fort Lauderdale, FL 33301
Attention: Donn Beloff
Facsimile: (954) 765-1477
Email: beloffd@gtlaw.com

To Executive:	Mr. Thomas Lydon At the address on file with the Company, with a required copy (which will not constitute notice) to:

Vedder Price PC 222 N. LaSalle Street, Suite 2600 Chicago, IL 60601 Attn: William J. Bettman Thomas P. Desmond

or such other address or to the attention of such other Person as the recipient party shall have specified by prior written notice to the sending party.

3.4 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law. If any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, (a) the parties agree that such provision(s) will be enforced to the maximum extent permissible under the applicable law and a court of competent jurisdiction may so modify the objectionable provision as to make it valid, reasonable, and enforceable, and (b) any invalidity, illegality or unenforceability of a particular provision will not affect any other provision of this Agreement.

3.5 Successors and Assigns. Except as otherwise provided herein, all covenants and agreements contained in this Agreement shall bind and inure to the benefit of and be enforceable by the Company, and their respective successors and assigns. This Agreement is personal to Executive and except as otherwise specifically provided herein, this Agreement, including the obligations and benefits hereunder, may not be assigned to any party by Executive.

3.6 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

3.7 Counterparts. This Agreement may be executed in one or more identical counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

3.8 Waiver. Neither any course of dealing nor any failure or neglect of either party hereto in any instance to exercise any right, power or privilege hereunder or under law shall constitute a waiver of such right, power or privilege or of any other right, power or privilege or of the same right, power or privilege in any other instance. All waivers by either party hereto must be contained in a written instrument signed by the party to be charged therewith, and, in the case of Company, by its duly authorized officer.

3.9 Entire Agreement. This instrument constitutes the entire agreement of the parties in this matter and shall supersede any other agreement between the parties, oral or written, concerning the same subject matter including, but not limited to, any prior employment and severance agreements.

3.10 Amendment. This Agreement may be amended only by a writing which makes express reference to this Agreement as the subject of such amendment and which is signed by Executive and by a duly authorized officer of the Company.

3.11 Governing Law. All questions concerning the construction, validity and interpretation of this Agreement will be governed by and construed in accordance with the domestic law of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

3.12 Remedies. Each of the parties to this Agreement will be entitled to enforce its rights under this Agreement specifically, to recover damages and costs (including reasonable attorneys’ fees) caused by any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement, including, without limitation, Sections 2.5, 2.6 and 2.7 hereof, and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or deposit) for specific performance and/or other injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

3.13 Exit Interview. To ensure a clear understanding of this Agreement, Executive agrees, at the time of termination of Executive’s employment, to engage in an exit interview with the Company at a time and place designated by the Company and at the Company’s expense. Executive understands and agrees that during said exit interview, Executive may be required to confirm that he will comply with his on-going obligations under this Agreement. The Company may elect, at its option, to conduct the exit interview by telephone.

3.14 Future Employment. Executive shall disclose the existence of this Agreement to any new employer or potential new employer which offers products or services that compete with the Company’s Business if such new employment commences within two (2) years following Executive’s termination of employment with the Company. Executive consents to the Company informing any subsequent employer of Executive, or any entity which the Company in good faith believes is, or is likely to be, considering employing Executive, of the existence and terms of this Agreement if such subsequent employment commences (or is expected to commence) within two (2) years following the Executive’s termination of employment with the Company.

3.15 Expenses. The Company or APi shall pay or reimburse Executive for the reasonable professional fees that he incurs in connection with the negotiation and documentation of the employment arrangements reflected herein.

3.16 Effectiveness of Agreement. This Agreement has been executed and delivered on the date set forth on the signature page below and shall automatically become effective on the Effective Date. In the event the BCA is terminated, this Agreement shall terminate and be of no force or effect.

3.17 Section 409A. To the extent that any payments pursuant to this Agreement are subject to Section 409A, it is intended that this Agreement shall be administered in a manner that will comply with or meet an exception from Section 409A and this Agreement shall be interpreted in accordance with such intent. Any reimbursements by the Company to the Executive of any eligible expenses under this Agreement that are not excludable from the Executive’s income for Federal income tax purposes (the “Taxable Reimbursements”) shall be made by no later than the last day of the taxable year of the Executive following the year in which the expense was incurred. The amount of any Taxable Reimbursements and the value of any in-kind benefits to be provided to the Executive, during any taxable year of the Executive shall not affect the expenses eligible for reimbursement, or in- kind benefits to be provided, in any other taxable year of the Executive. The right to Taxable Reimbursement, or in- kind benefits, shall not be subject to liquidation or exchange for another benefit.

[remainder of page intentionally left blank]

[Signature Page to Employment Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement as of the date set forth above and it shall be automatically effective as of the Effective Date.

COMPANY: J2 ACQUISITION LIMITED

By:	/s/ Martin E. Franklin
Name: Martin E. Franklin
Title: Director

API GROUP, INC.

By:	/s/ Russell Becker
Name: Russell Becker
Title: Chief Executive Officer

EXECUTIVE

By:	/s/ Thomas Lydon
Name: Thomas Lydon

SCHEDULE 1

LIST OF BOARD AND CHARITY MEMBERSHIPS

Cristo Rey Jesuit High School – Minneapolis

Solid Ground – Washington/Ramsey County, MN

Schedule 1 – Page 1

SCHEDULE 2

LIST OF REIMBURSABLE EXPENSES

Monthly automobile allowance of $750

Cell phone expenses

Schedule 2 – Page 1

EXHIBIT A

FORM OF RELEASE

GENERAL RELEASE OF CLAIMS

1.                          (“Executive”), for himself and his family, heirs, executors, administrators, legal representatives and their respective successors and assigns, in exchange for the consideration received pursuant to Section 2.4 (other than earned and accrued obligations) of the Employment Agreement to which this release is attached as Exhibit A (the “Employment Agreement”), does hereby release and forever discharge [J2 Acquisition Limited] [APi Group, Inc.] (the “Company”), its subsidiaries, affiliated companies, successors and assigns, and its current or former directors, officers, employees, shareholders or agents in such capacities (collectively with the Company, the “Released Parties”) from any and all actions, causes of action, suits, controversies, claims and demands whatsoever, for or by reason of any matter, cause or thing whatsoever, whether known or unknown including, but not limited to, all claims under any applicable laws arising under or in connection with Executive’s employment or termination thereof, whether for tort, breach of express or implied employment contract, wrongful discharge, intentional infliction of emotional distress, or defamation or injuries incurred on the job or incurred as a result of loss of employment. Executive acknowledges that the Company encouraged him to consult with an attorney of his choosing, and through this General Release of Claims encourages him to consult with his attorney with respect to possible claims under the Age Discrimination in Employment Act (“ADEA”) and that he understands that the ADEA is a Federal statute that, among other things, prohibits discrimination on the basis of age in employment and employee benefits and benefit plans. Without limiting the generality of the release provided above, Executive expressly waives any and all claims under ADEA that he may have as of the date hereof. Executive further understands that by signing this General Release of Claims he is in fact waiving, releasing and forever giving up any claim under the ADEA as well as all other laws within the scope of this paragraph 1 that may have existed on or prior to the date hereof. Notwithstanding anything in this paragraph 1 to the contrary, this General Release of Claims shall not apply to (i) any rights to receive any payments or benefits pursuant to Section 2.3(c) and/or 2.4 of the Employment Agreement, (ii) any rights or claims that may arise as a result of events occurring after the date this General Release of Claims is executed, (iii) any indemnification rights Executive may have as a former officer or director of the Company or its subsidiaries or affiliated companies, (iv) any claims for benefits under any directors’ and officers’ liability policy maintained by the Company or its subsidiaries or affiliated companies in accordance with the terms of such policy, and (v) any rights as a holder of equity securities of the Company.

2. Executive represents that he has not filed against the Released Parties any complaints, charges, or lawsuits arising out of his employment, or any other matter arising on or prior to the date of this General Release of Claims, and covenants and agrees that he will never individually or with any person file, or commence the filing of, any charges, lawsuits, complaints or proceedings with any governmental agency, or against the Released Parties with respect to any of the matters released by Executive pursuant to paragraph 1 hereof (a “Proceeding”); provided, however, Executive shall not have relinquished his right to commence a Proceeding to challenge whether Executive knowingly and voluntarily waived his rights under ADEA.

Exhibit A – Page 1

3. Executive hereby acknowledges that the Company has informed him that he has up to twenty-one (21) days to sign this General Release of Claims and he may knowingly and voluntarily waive that twenty-one (21) day period by signing this General Release of Claims earlier. Executive also understands that he shall have seven (7) days following the date on which he signs this General Release of Claims within which to revoke it by providing a written notice of his revocation to the Company.

4. Executive acknowledges that this General Release of Claims will be governed by and construed and enforced in accordance with the internal laws of the State of Delaware applicable to contracts made and to be performed entirely within such State.

5. Executive acknowledges that he has read this General Release of Claims, that he has been advised that he should consult with an attorney before he executes this general release of claims, and that he understands all of its terms and executes it voluntarily and with full knowledge of its significance and the consequences thereof.

6. This General Release of Claims shall take effect on the eighth day following Executive’s execution of this General Release of Claims unless Executive’s written revocation is delivered to the Company within seven (7) days after such execution.

THOMAS LYDON _____________________, 20__

Exhibit A – Page 2